03002040

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52980

RECEIVED FEB 24 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Coutts Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 2300
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith A.D. Harrison — (305) 347-7224
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 South Biscayne Blvd., Suite 400,	Miami,	FL	33131-2310
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Leonel J. Narea, President, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Coutts Securities Inc. (the "Company") as of and for the years ended December 31, 2002 and 2001 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Date 2/14/03

President
Title

Subscribed and sworn to before me this 14 day of February 2003.

Notary Public

CHELY REATEGUI
Notary Public - State of Florida
My Commission Expires Jan 25, 2005
Commission # CC996601

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)
(SEC I.D. No. 8-52980)

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002,
INDEPENDENT AUDITORS' REPORT, AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, Florida 33131-2310

Ph: (305) 372-3100
Fax: (305) 372-3160
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Coutts Securities Inc.
Miami, Florida:

We have audited the accompanying financial statements of Coutts Securities Inc. (the "Company"), a wholly owned subsidiary of NatWest Markets Group Inc., for the years ended December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2002 listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 24, 2003

Deloitte
Touche
Tohmatsu

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
ASSETS:		
Cash and cash equivalents	$ 5,086,060	$ 5,260,336
Cash deposit with clearing organization	100,000	100,000
Receivable from clearing organization	299,142	802,523
Due from affiliate	91,094	255,349
Due from parent in lieu of income taxes	372,562	345,258
Other	71,131	4,198
TOTAL	$ 6,019,989	$ 6,767,664

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued and other liabilities	$ 417	$ 54,103
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	7,383,959	7,383,959
Accumulated deficit	(1,365,387)	(671,398)
Total stockholder's equity	6,019,572	6,713,561
TOTAL	$ 6,019,989	$ 6,767,664

See accompanying notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions	$ 3,538,145	$ 1,872,538
Interest income	111,438	258,283
Other	-	3,201
Total revenues	3,649,583	2,134,022
OPERATING EXPENSES:		
Management fee	4,542,000	2,800,000
General and administrative expenses	174,572	171,728
Start-up and organization costs	-	150,000
Total operating expenses	4,716,572	3,121,728
LOSS BEFORE INCOME TAXES	(1,066,989)	(987,706)
BENEFIT FROM INCOME TAXES	(373,000)	(346,000)
NET LOSS	$ (693,989)	$ (641,706)

See accompanying notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
BALANCES, DECEMBER 31, 2000	1,000	$ 1,000	$ 7,383,959	$ (29,692)	$ 7,355,267
Net loss				(641,706)	(641,706)
BALANCES, DECEMBER 31, 2001	1,000	1,000	7,383,959	(671,398)	6,713,561
Net loss				(693,989)	(693,989)
BALANCES, DECEMBER 31, 2002	1,000	$ 1,000	$ 7,383,959	$ (1,365,387)	$ 6,019,572

See accompanying notes to financial statements.

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES:		
Net loss	$ (693,989)	$ (641,706)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in cash deposit with clearing organization	-	(100,000)
Decrease (increase) in receivable from clearing organization	503,381	(802,523)
Decrease (increase) in due from affiliate	164,255	(255,349)
(Increase) decrease in due from parent in lieu of income taxes	(27,304)	540,133
(Increase) decrease in other assets	(66,933)	11,511
Decrease in accrued and other liabilities	(53,686)	(269,468)
Net cash used in operating activities	(174,276)	(1,517,402)
DECREASE IN CASH AND CASH EQUIVALENTS	(174,276)	(1,517,402)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,260,336	6,777,738
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 5,086,060	$ 5,260,336

See accompanying notes to financial statements.

1. GENERAL

Coutts Securities Inc. (the "Company") was formerly known as Coutts (USA) Inc., a company established in the state of Delaware. The Company is a wholly-owned subsidiary of NatWest Markets Group Inc. ("NatWest") and was incorporated on January 10, 1995. The Company's ultimate parent is the Royal Bank of Scotland Group plc, a company incorporated in Scotland. The Company formerly operated as a management company to certain affiliated banking subsidiaries which have subsequently ceased operations. As a result, the Company became inactive. On September 6, 2000, the Company changed its name from Coutts (USA) Inc. to Coutts Securities Inc. and the Company's stockholder approved a reorganization (effective as of January 1, 2000) of the Company's capital accounts that resulted in the transfer of the Company's accumulated deficit at that date of approximately $12.4 million to additional paid-in capital.

In May 2001, the Company became a registered securities broker-dealer subject to the regulations under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"). Following the registration, the Company commenced the business of buying and selling securities on behalf of customers of its banking affiliate, Coutts (USA) International (a Federally chartered Edge Act Bank).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The following summarizes the more significant accounting and reporting policies:

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents include all highly-liquid investments purchased with an original maturity of three months or less.

Cash Deposit with Clearing Organization - Cash of $100,000 has been segregated in an account with the clearing organization for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Receivable from Clearing Organization - Receivable from clearing organization consists primarily of fees and commissions collected by the clearing organization on behalf of the Company that have not been remitted to the Company as of December 31, 2002 and 2001, respectively.

Securities Transactions and Commissions - Customers' securities and commodities transactions are reported by the Company's clearing agent on a settlement date basis with related commission income and clearing expenses recorded on a trade date basis.

Income Taxes - The Company is included in the consolidated federal income tax return filed by NatWest. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from NatWest. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Start-up and Organizational Costs - Start-up and organizational costs were accounted for under the provisions of American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, *Reporting on the Costs of Start-Up Activities*. In connection with the Company's change in operations, the Company incurred approximately $150,000 in start-up and organizational costs related to professional fees, travel, and training of its employees during the year ended December 31, 2001. No start-up and organizational costs were incurred during the year ended December 31, 2002.

New Accounting Pronouncement - In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Interpretation requires a company to disclose in its financial statement footnotes many of the guarantees or indemnification agreements it issues. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company has adopted the disclosure requiements of the interpretation for its financial statements for the year ending December 31, 2002.

3. RELATED PARTY TRANSACTIONS

Management Fee - During May 2001, the Company entered into an agreement with an affiliate, Coutts (USA) International ("Coutts"), in which the Company agreed to pay Coutts a monthly management fee. Under the agreement, Coutts provides the Company with certain marketing, administrative, financial and information technology support. During the years ended December 31, 2002 and 2001, the Company paid $4,542,000 and $2,800,000, respectively, in management fees to Coutts.

Commissions - In the ordinary course of business, the Company offers to its customers certain financial products, such as mutual funds, of its affiliated companies. The Company earns commissions for the placement of customer's funds into these financial products. During the years ended December 31, 2002 and 2001, the Company earned $277,986 and $271,584, respectively, in commissions from such affiliated companies. Due from affiliate includes commissions earned but not paid as of December 31, 2002 and 2001.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $4,411,917, which was $4,161,917 in excess of its required net capital of $250,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 0.0%.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through an independent clearing agent on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agent provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring all margin accounts to be sanctioned as to customers and all debit amounts by the Company's credit officers. The credit officers are independent of the marketing registered representatives who directly manage the relationship with clients. The Company has established policies on the margins required and the point at which positions are closed out. As of December 31, 2002, no margin debit balances were outstanding at the clearing agent of the Company.

* * * * * *

COUTTS SECURITIES INC.
(A Wholly Owned Subsidiary of NatWest Markets Group Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

STOCKHOLDER'S EQUITY	$ 6,019,572
DEDUCT NONALLOWABLE ASSETS:	
Overnight deposit with a domestic bank	1,086,060
Due from affiliate	91,094
Due from parent in lieu of income taxes	372,562
Other assets	7,939
Reduction in carrying amount of marketable assets pursuant to N.A.S.D rules	50,000
Total nonallowable assets	1,607,655
NET CAPITAL	$ 4,411,917
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Accrued and other liabilities	$ 417
TOTAL AGGREGATE INDEBTEDNESS	$ 417
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
Net capital in excess of requirement	4,161,917
NET CAPITAL	$ 4,411,917
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.00 %

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, Florida 33131-2310

Ph: (305) 372-3100
Fax: (305) 372-3160
www.us.deloitte.com

Deloitte & Touche

January 24, 2003

Coutts Securities Inc.
701 Brickell Avenue, Suite 2300
Miami, Florida 33131

In planning and performing our audit of the financial statements of Coutts Securities Inc. (the "Company"), a wholly-owned subsidiary of NatWest Markets Group, Inc. for the year ended December 31, 2002 (on which we issued our report dated January 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Deloitte
Touche
Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP